Prospectus Supplement (To Prospectus dated October 7, 2005)	Filed Pursuant to Rule 424(b)(3) and 424(c) Commission File No. 333-126487

27,772,411 Shares

Common Stock

This prospectus supplement supplements the prospectus dated October 7, 2005, which relates to the shares of our common stock that may be sold by the selling stockholders named therein.

This prospectus supplement should be read in connection with, and may not be delivered or utilized without, the prospectus dated October 7, 2005, and the prospectus supplements dated November 2, 2005 and December 1, 2005. This prospectus supplement is qualified by reference to the prospectus and the prospectus supplements, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated October 7, 2005, or the prospectus supplements dated November 2, 2005 and December 1, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2005

THE FOLLOWING PARAGRAPH SHOULD BE INSERTED AFTER THE FIRST PARAGRAPH IN THE SUBSECTION ENTITLED “EMPLOYMENT AGREEMENTS” UNDER THE SECTION ENTITLED “MANAGEMENT” ON PAGE 47 OF THE PROSPECTUS:

On November 14, 2005, we entered into an amended and restated employment agreement with Mrs. Christon. The amended and restated employment agreement extended the term of her employment with us through June 30, 2007, subject to automatic successive one year extensions thereof, unless either party delivers prior written notice of non-extension. Pursuant to the amended and restated employment agreement, Mrs. Christon is entitled to receive an annual base salary of $300,000 and a target bonus potential up to 100% of her base salary. Mrs. Christon also received options to purchase an additional 1,061,535 shares of our common stock (which vest in one-third installments on December 31, 2005, July 1, 2007 and July 1, 2008, subject to her continued employment with Shells), inclusive of a grant of 903,528 options pursuant to a Stock Option Agreement dated November 14, 2005 by and between Mrs. Christon and us. The remaining options to purchase 158,007 shares of our common stock were granted pursuant to our existing stock option plans. Based on the vesting schedule of the options, we expect to recognize compensation expense of approximately $112,000 in each of 2007 and 2008 as a result of the adoption of FASB Statement No. 123-R, “Share-Based Payment.”

THE FOLLOWING PARAGRAPH SHOULD BE INSERTED AFTER THE FIFTH PARAGRAPH IN THE SUBSECTION ENTITLED “STOCK OPTION PLANS” ON PAGE 48 OF THE PROSPECTUS:

On November 14, 2005, we entered into a stock option agreement with Mrs. Christon, pursuant to which we granted her options to purchase 903,528 shares of our common stock at a purchase price of $0.85 per share. These options to purchase 903,528 shares of our common stock were not granted pursuant to any of our preexisting stock option plans for employees. In addition, on November 14, 2005, our Board of Directors approved an amendment to our 2002 Equity Incentive Plan that decreased the aggregate number of shares of common stock available for issuance under that plan by 903,528 shares.

IN ADDITION, THE ABOVE TWO INSERTION PARAGRAPHS SHOULD BE TAKEN INTO ACCOUNT WHEN READING ALL OTHER REFERENCES OF THE ABOVE MENTIONED AGREEMENTS WITH LESLIE J. CHRISTON AND SHELLS SEAFOOD RESTAURANTS, INC., THE 2002 EQUITY INCENTIVE PLAN AND THE STOCK OPTION PLANS IN THE PROSPECTUS (INCLUDING THE SECTION ENTITLED “RECENT ACCOUNTING PRONOUNCEMENTS” ON PAGE 34 OF THE PROSPECTUS) AND THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.